Exhibit 99.2


   Schedule 11 - Notification of interests of Directors and Connected Persons


1  Name of company:
UNILEVER PLC


2  Name of director:
ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC AND ITS SUBSIDIARIES


3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
NO


6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
EXECUTIVE SHARE OPTION SCHEME EXERCISE


7  Number of shares/amount of stock acquired:
N/A


8  Percentage of issued class:
N/A


9  Number of shares/amount of stock disposed:
5,500


10  Percentage of issued class:
NEGLIGIBLE


11  Class of security:
ORDINARY SHARES OF 1.4P EACH


12  Price per share:
428.75P


13 Date of transaction:
03.06.03


14  Date company informed:
05.06.03


15  Total holding following this notification:
48,147,333


16  Total percentage holding of issued class following this notification:
1.654


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
N/A


18  Period during which or date on which exercisable:
N/A


19  Total amount paid (if any) for grant of the option:
N/A


20  Description of shares or debentures involved: class, number:
N/A


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A


22 Total number of shares or debentures over which options held following this notification:
N/A


23  Any additional information:
N/A


24  Name of contact and telephone number for queries:
ANDREW MCKELVIE 020 7822 6705


25  Name of company official responsible for making notification:
CHERYL HAMPTON-COUTTS
ASSISTANT COMPANY SECRETARY


Date of notification: 5 June 2003